Exhibit 99.(a)(6)

CYANCO HOLDING CORP. AND CALYPSO ACQUISITION CORP. SUCCESSFULLY COMPLETE TENDER OFFER FOR SHARES OF NEVADA CHEMICALS, INC.

SANDY, UTAH, October 20, 2008 – Cyanco Holding Corp. and Calypso Acquisition Corp. announced today the successful completion of the tender offer for all outstanding common shares of Nevada Chemicals, Inc., or “Nevada Chemicals” (NASDAQ: NCEM). The tender offer expired, as scheduled, at 12:00 midnight, New York City time, at the end of Friday, October 17, 2008.

The depositary for the offer has advised that, as of the expiration of the offer, a total of approximately 6,610,541 Nevada Chemicals shares were validly tendered and not withdrawn in the offer (including shares tendered by notices of guaranteed delivery), representing approximately 93.539% of Nevada Chemicals’ outstanding shares. Calypso Acquisition Corp. has accepted for payment all Nevada Chemicals shares that were validly tendered in the offer.

Pursuant to the terms of the previously announced merger agreement, Cyanco Holding Corp. and Calypso Acquisition Corp. expect to effect a “short-form” merger of Calypso Acquisition Corp. with and into Nevada Chemicals under Utah law, pursuant to which “short-form” merger Calypso Acquisition Corp. will be able to effect the merger without the need for a meeting of Nevada Chemicals shareholders.  In the merger, Cyanco Holding Corp. and Calypso Acquisition Corp. will acquire all other Nevada Chemicals shares at the same $13.37 per share price, without interest and less any required withholding taxes, that was paid in the tender offer.  As a result of the merger, Nevada Chemicals will become a wholly-owned subsidiary of Cyanco Holding Corp.   Cyanco Holding Corp. and Calypso Acquisition Corp. intend to complete the merger as soon as practicable following the satisfaction of the conditions in their merger agreement with Nevada Chemicals.

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About Nevada Chemicals

Nevada Chemicals, through its subsidiary Winnemucca Chemicals, Inc., holds a 50% stake in Cyanco Company, a chemical producer of sodium cyanide located in Winnemucca, Nevada. Cyanco Company is a leading provider of liquid sodium cyanide to the gold mining operations in Nevada and has a capacity to produce in excess of 85 million pounds per year.

About Calypso Acquisition Corp. and Cyanco Holding Corp.

Each of Calypso Acquisition Corp., a Utah corporation, and Cyanco Holding Corp., a Delaware corporation, is an indirect wholly-owned subsidiary of OCM Principal Opportunities Fund IV, L.P., an affiliate of Oaktree Capital Management, L.P. Each of Calypso Acquisition Corp. and Cyanco Holding Corp. was formed for the purpose of entering into a business combination transaction with Nevada Chemicals, Inc. and has not carried on any business activities other than in connection with the tender offer and the proposed merger.

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Forward-Looking Statements

This press release may contain certain forward-looking statements which are based upon current expectations and these statements involve material risks and uncertainties including that the conditions precedent to the consummation of the merger between Calypso Acquisition Corp. and Nevada Chemicals are not satisfied or waived. Readers are cautioned that any such forward-looking statement is not a guarantee of future results and involves risks and uncertainties, and that actual results and outcomes may differ materially from those projected in the forward-looking statements. Cyanco Holding Corp. and Calypso Acquisition Corp. do not undertake to publicly update or revise its forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized.

Contact:

Jordon Kruse

Calypso Acquisition Corp.

(213) 830-6300